Exhibit 99.1

N  E  W  S R  E  L  E  A  S  E

Siyata Mobile Launches New SD7 Rapid Kit Accessory Designed to Provide Rapid Deployment and In-Field Remote Charging Solution

SD7 Rapid Kit is ideal for emergency situations such as for first responders, hospitals, schools and more, who may require rapid deployment of SD7 Push-to-Talk over Cellular devices in emergency situations

Vancouver, BC – June 16, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced the launch of the SD7 Rapid Kit, a new and unique portable kit accessory that provides an in-field remote charging solution designed specifically for use with the Company’s SD7 device, a ruggedized, mission critical PoC handset.

“This launch demonstrates our continued commitment to deliver innovation for emergency situations with products that are specifically designed to meet their needs,” said Siyata CEO Marc Seelenfreund. “The SD7 Rapid Kit allows for fast and effective communication in times of emergency in a convenient form factor yet provides powerful enhanced functionality. As we continue to deliver unique solutions to our customers, we expect we will continue to accelerate the momentum we have been building for our SD7 rugged handset.”

The SD7 Rapid Kit is ideal for first responders, hospitals, schools and more, which require rapid deployment of devices in emergency situations. In a recent interview with ICWE Urgent Communications, officials noted the networks increasing focus on providing solutions that enable first responder access to the nationwide public-safety broadband network in locations beyond the coverage footprint of the fixed terrestrial network. Experts believe this trend will spur first responder migration from dedicated off-network solutions.

SD7 Rapid Kit

The IP67-rated SD7 Rapid Kit is a ruggedized 6-bay charging solution designed specifically for use with Siyata’s rugged SD7 PoC devices. The suitcase kit includes storage for battery adapters, integrated battery monitor, AC and DC inputs, and powers up to six batteries totaling 39,600mAh. The SD7 Rapid Kit provides fully charged and always ready up to 6 SD7 devices that are fully provisioned i.e. “talk to each other”, out-of-the-box and are ready for quick communication.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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